UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

PIPE Financing

On February 6, 2025, Critical Metals Corp. (the “Company”) entered into securities purchase agreements (the “Securities Purchase Agreement”) with certain accredited investors (each, a “PIPE Investor”). Pursuant to the Securities Purchase Agreement, the PIPE Investors agreed to subscribe for and purchase from Critical Metals, and Critical Metals agreed to issue and sell to the PIPE Investors, an aggregate of 4,910,000 ordinary shares (each, a “Share”), par value $0.001 per share, of Critical Metals (“Ordinary Shares”) and 4,910,000 warrants to purchase Ordinary Shares (each, a “Warrant” and, together with a Share, a “Unit”) for a purchase price of $5.00 per Unit, resulting in aggregate gross proceeds of $24,550,000 million for all PIPE Investors, on the terms and subject to the conditions set forth therein (the “PIPE Financing”). The Warrants are issued pursuant to a Form of Warrant. The Warrants have an exercise price of $7.00 per share (subject to adjustment) and will expire on February 7, 2029. The PIPE Financing closed on February 7, 2025 (the “Closing Date”).

In connection with the PIPE Financing, for a period of 90 days after the Closing Date, Critical Metals will be restricted from issuing additional Ordinary Shares or filing certain registration statements with the SEC, subject to certain exceptions or the waiver by the holders of at least 67% of the Units.

Pursuant to the PIPE Financing, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the PIPE Investors. Pursuant to the Registration Rights Agreement, the Company has agreed that, no later than 45 days following the Closing Date, the Company will file with the SEC a registration statement registering the resale of the Shares issued in the PIPE Financing and Ordinary Shares issuable upon exercise of the Warrants (the “PIPE Resale Registration Statement”) and will use its reasonable best efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof, but in any event within 60 days after the date of filing the PIPE Resale Registration Statement, and maintain the effectiveness of the PIPE Resale Registration Statement.

In connection with the PIPE Financing, the Company agreed to remove certain anti-dilution provisions from certain senior convertible notes of the Company contemplated to be issued upon closing of the issuance of such notes (the “BTC Amendment”). The description of the senior convertible notes transaction was previously announced by the Company in a Form 6-K filed on January 22, 2025.

Some PIPE Investors held Ordinary Shares and certain warrants to purchase Ordinary Shares prior to the PIPE Financing.

The foregoing descriptions of the Securities Purchase Agreement, Registration Rights Agreement, Form of Warrant, and BTC Amendment do not purport to be complete and are subject to and qualified in their entirety by reference to the Form of Securities Purchase Agreement, Form of Registration Rights Agreement, and Form of Warrant which are filed as Exhibits 99.1, 99.2, 99.3, and 99.4, respectively, to this report on Form 6-K.

The private placement of the Units under the Securities Purchase Agreement was undertaken in reliance upon an exemption from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) thereof.

This Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under securities laws of any such state or jurisdiction.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, without limitation, statements regarding the financial position, financial performance, business strategy, expectations of our business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this news release, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s Shell Company Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are based on information available as of the date of this news release, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement, by and between Critical Metals Corp. and the investor named therein.
99.2	Registration Rights Agreement, by and among Critical Metals Corp. and the investors named therein.
99.3	Form of Warrant.
99.4	Waiver and Amendment, dated as of February 6, 2025, by and among Critical Metals Corp., JBA Asset Management LLC and YA II PN, LTD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer and Executive Chairman

Date: February 10, 2025

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